October 23, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:                             Covance Inc.

Form 10-Q for the Quarterly Period Ended June 30, 2013

File Number: 001-12213

Via EDGAR Transmission

Dear Mr. Rosenberg:

Set forth below are the responses of Covance Inc. (the “Company”) to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2013, concerning the Company’s Form 10-Q for the quarterly period ended June 30, 2013.

1. Liquidity and Capital Resources, page 28

Please provide us proposed disclosure to be provided in future periodic reports, starting with your Form 10-Q for the quarterly period ended September 30, 2013, that discusses the underlying cause(s) for the increase/decrease in days sales outstanding (accounts receivable, unbilled services and unearned revenue) for each period presented and the expected effects of each underlying cause on your future results of operations, financial position and liquidity.

Response to comment 1:

In future filings, beginning with Covance’s Form 10-Q for the Quarterly Period ended September 30, 2013, Covance will provide additional information about the underlying cause(s) for the increase/decrease in days sales outstanding (accounts receivable, unbilled services and unearned revenue) for each period presented and the expected effects of each underlying cause on future results of operations, financial position and liquidity.  We expect that this disclosure in our Form 10-Q for the Quarterly Period ended September 30, 2013, will read substantially as follows:

Liquidity and Capital Resources

During the nine months ended September 30, 2013, Covance’s operations provided net cash of $212.8 million, compared to providing $152.9 million in the corresponding 2012 period. The change in net operating assets used $22.8 million in cash during the nine months ended September 30, 2013, primarily due to a reduction in accrued liabilities and a net increase in other assets and liabilities, partially offset by an increase in income taxes payable. The change in net operating assets, net of business sold, used $45.3 million in cash during the nine months ended September 30, 2012, primarily due to a net increase in other assets and liabilities. Changes in days sales outstanding did not have a meaningful impact on operating cash flows during either period. Covance’s ratio of current assets to current liabilities was 1.66 at September 30, 2013 and 1.40 at December 31, 2012.

Days Sales Outstanding

Days sales outstanding (“DSO”) is determined based on the net end-of-period balance of accounts receivable, unbilled services and unearned revenue. Covance’s DSO has varied between reporting periods as a result of normal fluctuations in the timing of cash receipts and contractual billing milestones across thousands of ongoing studies at any point in time. Over the past several years DSO has fluctuated in a range from approximately 30 days to approximately 50 days. Covance’s DSO was 35 days at September 30, 2013 and 36 days at December 31, 2012. This one-day decrease in DSO is not expected to have a material impact on Covance’s results of operations or financial position. As of September 30, 2013, each one-day movement in DSO represents approximately $6.5 million of cash provided by (or used in) operating activities.

Per your request, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Ross A. Hyams
Ross A. Hyams
Vice President and Associate General Counsel

cc:                                Sasha Parikh, Securities and Exchange Commission

Don Abbott, Securities and Exchange Commission